SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-33100

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OWENS CORNING

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Owens Corning Savings Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Owens Corning Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Owens Corning Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for plan benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Toledo, Ohio

June 28, 2010

Owens Corning Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31
	2009	2008
Assets
Investments - Participant directed (Note 3):
Mutual funds	$375,265,610	$297,063,089
Common collective trust fund	10,161,737	9,965,480
Company common stock and warrants	2,829,614	963,241
Loans to participants (Note 4)	8,634,830	8,679,605

Net Assets Available for Plan Benefits at Fair Value	396,891,791	316,671,415

Adjustments from Fair Value to Contract Value for Interest in Common Collective Trust Relating to Fully Benefit-responsive Investment Contracts	195,487	537,558

Net Assets Available for Plan Benefits	$397,087,278	$317,208,973

See Notes to Financial Statements.	2

Owens Corning Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31
	2009	2008
Additions to Net Assets Available for Plan Benefits
Investment income (loss):
Dividends and interest	$6,161,066	$16,995,194
Interest on loans to participants	471,193	564,582
Net appreciation (depreciation) in fair value of investments (Note 2)	74,525,341	(158,416,037)

Total investment income (loss)	81,157,600	(140,856,261)

Contributions:
Participants	24,006,821	21,549,027
Owens Corning	11,676,624	10,623,952

Total contributions	35,683,445	32,172,979

Transfers in	291,894	1,371,105

Total additions (decreases) - Net	117,132,939	(107,312,177)

Deductions from Net Assets Available for Plan Benefits
Distributions to participants	(36,976,117)	(53,200,144)
Transfers out	(151,316)	(616,051)
Administrative expenses	(127,201)	(94,130)

Total deductions	(37,254,634)	(53,910,325)

Net Increase (Decrease)	79,878,305	(161,222,502)

Net Assets Available for Plan Benefits
Beginning of year	317,208,973	478,431,475

End of year	$397,087,278	$317,208,973

See Notes to Financial Statements.	3

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies

Operations of the Plan - Owens Corning Savings Plan (the “Plan”) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (collectively, the “Company”), as described in the plan agreement. An eligible employee may elect to enroll in the Plan at any time.

Fidelity Management Trust Company (the “Trustee”) is the trustee as defined by the Plan and the Company is the plan sponsor.

Administrative expenses of the Plan are charged to the Plan and include professional fees and other administrative expenses.

Plan investment elections include investments managed primarily by Fidelity Investments and Company common stock. Therefore, these transactions qualify as permitted party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Plan Contributions - Participants may elect to contribute from 1 percent to 50 percent of their base pay and eligible incentive pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. Participants may also elect to make after-tax contributions to the Plan. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

Through December 31, 2009, the Company provided matching contributions of 100 percent of participants’ contributions up to 5 percent of eligible compensation deferred.

Effective January 1, 2010, the Company amended the Plan to increase the employer matching contribution to 100 percent of participants’ contributions up to 6 percent of eligible deferrals. Also effective January 1, 2010, all eligible employees will receive an automatic Company contribution to their account in the amount of 2% of their eligible compensation per pay period regardless of their individual contribution elections.

All Company contributions are invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, the contributions are invested in the appropriate age-based life style Fidelity Freedom Fund.

Included in participant contributions in the accompanying financial statements for the years ended December 31, 2009 and 2008 is $1,566,636 and $602,847, respectively, of rollovers from other plans.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

Allocation of Contributions - Participant contributions and Company contributions are allocated to individual participant accounts each pay period. Each participant account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan Investment Options - Participants elect to have their contributions invested in whole 1 percent increments among the investment elections made available under the Plan. On a daily basis, participants may change their investment elections and contribution rate as well as redistribute their account balances. Participants may discontinue their contributions to the Plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

The Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Valuation - The Plan’s investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in mutual funds are recorded on quoted market prices.

The fair value of the Plan’s investments in Owens Corning common stock and warrants is based on the New York Stock Exchange closing market prices. Participant loans are stated at their outstanding balances, which approximates fair value.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies (Continued)

Income Taxes - The Internal Revenue Service has issued a determination letter dated November 5, 2009 stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination - Although the Company has not expressed any intent to do so, it has the right to terminate the Plan. Participants would, in accordance with the terms of the Plan, receive a distribution of their account balance. This distribution would include their contributions to the Plan, Company contributions to the Plan on their behalf, and the earnings or losses on those contributions.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 2 - Realized Gains and Losses and Unrealized Appreciation and Depreciation

Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses are calculated using the average historical cost of investments. Unrealized appreciation (depreciation) represents the change in cumulative unrealized appreciation (depreciation) on investments since the beginning of the year.

During 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated by $74,525,341 in 2009 and depreciated by $158,416,037 in 2008, as follows:

	2009	2008
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$72,067,396	$(161,261,966)
Common collective trust	378,210	2,984,902
Company common stock and warrants	2,079,735	(138,973)

Total	$74,525,341	$(158,416,037)

Note 3 - Significant Plan Investments

The following presents investments that represent 5 percent or more of the net assets available for plan benefits at December 31, 2009:

Fidelity Low-priced Stock Fund	$59,225,075
Fidelity Contrafund K	$50,326,675
Fidelity Retirement Money Market Portfolio	$49,614,520
SPTN 500 Index Adv	$35,776,224
Fidelity Diversified International Fund	$32,330,507
Lazard Emerging Markets Institutional Class	$21,275,801

The following presents investments that represent 5 percent or more of net assets available for plan benefits at December 31, 2008:

Fidelity Retirement Money Market Portfolio	$60,208,892
Fidelity Low-Priced Stock Fund	$44,656,539
Fidelity Diversified International Fund	$25,956,067
Spartan U.S Equity Index Fund	$20,845,702

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 4 - Loans

Loans may be made from the Plan to active participants. The total amount a participant may borrow is the lesser of $50,000 or 50 percent of the participant’s total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. Under the terms of the Plan, a borrower has from one to five years to repay the loan. Loans transferred into the Plan from other plans are continued under the same terms applicable to the loan when it originated. Some of these transferred loans may have a repayment term that is longer than five years. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

Note 5 - Vesting, Forfeitures, and Distributions

Participants are 100 percent vested in participant contributions and Company contributions when made.

Such vested contributions and earnings thereon are automatically distributable upon attaining 70 1/2 years of age or death, whichever is earlier. If termination of employment occurs for any reason other than attaining 70 1/2 years of age or death, the participant’s account will become distributable at 70 1/2 years of age or death unless an election for immediate distribution is filed within 90 days of termination with the plan administrator.

Participants may at any time withdraw all or any part of the value of their after-tax contributions (this excludes contributions designated as deferrals). Participants who have attained age 65 and meet minimum service requirements may make withdrawals of Company contributions. No other withdrawals of Company contributions can be made during employment. Participants aged 59 1/2 or older may withdraw all or a portion of their before-tax deferral contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Subsequent to December 30, 1989, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired, 65 years of age, or deceased. Prior to January 1, 2003, participants who voluntarily terminated or were terminated for cause forfeited the non-vested portion of the Company’s contributions and related earnings. Participants in the Plan on or after January 1, 2003 are 100 percent

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 5 - Vesting, Forfeitures, and Distributions (Continued)

vested in Company contributions. Forfeitures, if any, are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was $13,959 and $10,472 for the years ended December 31, 2009 and 2008, respectively.

Note 6 - Risks and Uncertainties

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the inherent risk associated with investment securities and the uncertainty related to changes in the value of investment securities, it is at least reasonably possible that the exposure to these various risks and uncertainties in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits.

Note 7 - Fair Value

The Company classifies and discloses plan assets using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Note 7 - Fair Value (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Mutual Funds
Domestic Equity Funds	$137,786,108	$137,786,108	$—	$—
International	54,697,445	54,697,445	—	—
Lifecycle	40,769,963	40,769,963	—	—
Indexed	54,126,726	54,126,726	—	—
Money Market	49,614,520	49,614,520	—	—
Other	38,270,848	38,270,848	—	—
Company common stock and warrants	2,829,614	2,829,614	—	—
*Common collective trust fund	10,161,737	—	10,161,737	—
Loans to Participants	8,634,830	—	—	8,634,830

Total Assets at Fair Value	$396,891,791	$378,095,224	$10,161,737	$8,634,830

*	The common collective trust is a combination of units of Managed Income Portfolio (MIP) and Managed Income Portfolio II (MIP II). MIP and MIP II invest in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities and money market funds to provide daily liquidity. The fund tries to maintain a stable $1 unit price.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Mutual Funds
Domestic Equity Funds	$110,601,157	$110,601,157	$—	$—
International	38,051,475	38,051,475	—	—
Lifecycle	24,874,932	24,874,932	—	—
Indexed	36,768,625	36,768,625	—	—
Money Market	60,208,892	60,208,892	—	—
Other	26,558,008	26,558,008	—	—
Company common stock and warrants	963,241	963,241	—	—
*Common collective trust fund	9,965,480	—	9,965,480	—
Loans to Participants	8,679,605	—	—	8,679,605

Total Assets at Fair Value	$316,671,415	$298,026,330	$9,965,480	$8,679,605

*	The common collective trust fund is Fidelity’s Managed Income Portfolio. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company (FMTC). The objective of the fund is to seek to preserve the principal investment while earning interest income.

The following table sets forth a summary of the changes in the fair value of the Plan’s Level 3 investment assets for the years ended December 31, 2009 and 2008:

Loans to Participants
Balance at December 31, 2007	$8,570,521

Issuances, and settlements - Net	109,084

Balance at December 31, 2008	8,679,605

Issuances, and settlements - Net	(44,775)

Balance at December 31, 2009	$8,634,830

Owens Corning Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 34-4323452, Plan 004

December 31, 2009

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investments	(d) Cost	(e) Current Value
	Mutual funds:
Fidelity **	Low-priced Stock Fund	*	$59,225,075
	Contrafund	*	50,326,675
	Retirement Money Market Portfolio	*	49,614,520
	SPTN 500 Index Adv	*	35,776,224
	Diversified International Fund	*	32,330,507
	Puritan Fund	*	18,814,412
	U.S. Bond Index	*	13,124,386
	Freedom 2020	*	10,813,177
	Freedom 2030	*	7,373,968
	Freedom 2010	*	5,999,292
	Spartan Extended Market Index	*	5,226,116
	Freedom 2040	*	3,941,268
	Freedom 2015	*	3,663,070
	Freedom 2025	*	3,536,868
	Freedom Income	*	1,471,055
	Freedom 2035	*	1,448,694
	Freedom 2045	*	1,025,832
	Freedom 2000	*	614,253
	Freedom 2050	*	543,425
	Freedom 2005	*	339,061
Lazard	Emerging Markets Equity Portfolio-Institutional Shares	*	21,275,801
PIMCO	Total Return Fund - Administrative Class	*	19,456,436
Wells Fargo	Advantage Small Cap Value Fund - Investor Class	*	8,153,566
Munder Capital Management	Mid-Cap Core Growth Class Y	*	7,639,440
American Beacon	Large Cap Value Fund - Investor Class	*	5,699,042
Columbia Management	Columbia Acorn USA Fund Class Z	*	3,893,614
Goldman Sachs	Mid Cap Value CL A	*	2,294,793
Harbor Capital Investors	Harbor International Fund	*	1,091,137
Allianz	NFJ Small-Cap Value Fund - Institutional Class	*	553,903
Fidelity **	Common Collective Trust - Stable Value Fund	*	10,357,224
Owens Corning **	Company common stock	*	2,774,787
Owens Corning **	Company common stock - Warrant Fund	*	54,827
Participants	Loans to participants (interest rates ranging from 3.25% to 8.25%;	*	—
	maturity dates ranging from 2010 to 2014)	*	8,634,830

	Total investments		$397,087,278

*	Cost information not required
**	Represents party-in-interest

Schedule 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING SAVINGS PLAN

By:	/s/ Richard C. Tober
Richard C. Tober Plan Administrator

Dated: June 28, 2010